FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2015 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 19, 2015, Tower Semiconductor Ltd. announced that it was amending its Offer of Accelerated Conversion of its Existing Convertible Bonds Series F.  A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This Form 6-K, including the exhibit hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 19, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Received Indications of Strong Demand for its Offer of
Accelerated Conversion of its Existing Convertible Bonds Series F; Amended Its Offer to
Accept Up To $80 Million

The Accelerated Conversion Is Designed to Reduce the Company’s Cost Over the Lifetime of
the Series F Convertible Bonds, Decrease Existing Convertible Debt and Coupon Payments,
Increase Profitability, Strengthen the Balance Sheet and Associated Financial Ratios

Migdal Haemek, Israel – March 19, 2015 – TowerJazz, the global specialty foundry leader, today announced that following indications of strong demand for the accelerated conversion of its outstanding Series F convertible bonds, the Company has agreed to increase the amount of bonds eligible for this offer from 33% to approximately 67% of its outstanding convertible bonds and to updated the conversion premium under the offer. The Company believes that these amended terms will further benefit the Company and its shareholders, by increasing the Company’s operating and financial flexibility, reduce interest expenses, increase profitability, strengthen the balance sheet and associated financial ratios and simplify the Company’s capital structure.

The Series F convertible bonds issued in 2010 and 2012 carry a coupon of 7.8% and a conversion ratio of approximately $10 per share. The outstanding amount of these Series F convertible bonds is approximately $120 million with 4 semi-annual coupons remaining payable in cash during 2015 and 2016 totaling approximately $15 million, assuming the debenture holders do not convert prior to the final maturity date.

The terms of these convertible bonds do not enable the Company to force early repayment, early redemption or early conversion.  However, through this public structured offer, the Company can enable all holders of Series F convertible bonds to accelerate the exchange of at least a portion of their Series F bonds into shares.

The Company will publish an amended supplemental shelf offering report and shelf take down document in Israel in which it will limit the offer to approximately $80 million of its existing Series F convertible bonds. The shares underlying these convertibles are already included in the Company’s diluted share count since their issuance in 2010 and 2012. If demand exceeds the approximate $80 million limit, such demand will be allocated pro rata among tendering holders within the limit. In order to execute the accelerated conversion and save the remaining 4 future coupon payments totaling 15.6% of the bonds’ par value over the coming two years, amounting to $10 million, the Company is offering the holders a conversion premium of approximately 4%, based on the current TASE trading prices, reflecting a premium of the bonds’ trading price in TASE over the underlying shares’ market price.

All holders of Series F convertibles can, through March 25, 2015, decide whether to participate in the accelerated conversion. No bondholder has any obligation to agree to the offer. The offer will be covered by the Israeli shelf prospectus filed in February 2013, as amended to reflect this offer and any subsequent shelf take down filing which will disclose the detailed terms. The Company may change the amount and terms during the offering period and any change will be publicly announced as required by applicable law.

Notice to holders of Series F Bond in the U.S. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Tower and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The exchange offer involves the securities of an Israeli company. The exchange offer will be subject to Israeli disclosure requirements that are different from those of the United States.

Tower will furnish a Form CB to the SEC in connection with the exchange offer, which will contain an English translation of the Israeli prospectus filed in Israel.  This press release is not a substitute for the Form CB or any other documents that Tower may file with the SEC.

BEFORE MAKING ANY DECISIONS IN RESPECT OF THE EXCHANGE OFFER, BONDHOLDERS ARE URGED TO READ THE FORM CB AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FURNISHED OR FILED, AS APPLICABLE, WITH THE SEC IN CONNECTION WITH SUCH TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS.

You will be able to obtain a free copy of the Form CB and other filings containing information about Tower at the SEC's website site, www.sec.gov

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3and 6-K, as filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com